July 24, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, NE Washington, D.C. 20549
Attn:	Ms. Myra Moosariparambil
Mr. Raj Rajan

Re:	Chenghe Acquisition Co. (CIK 0001856948)
Response to the Staff’s Comments Letter Dated July 18, 2023
to Form 10-K for the Year Ended December 31, 2022 Filed on March 31, 2023 (File No. 001-41366)

Dear Ms. Moosariparambil and Mr. Rajan:

On behalf of our client, Chenghe Acquisition Co., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 18, 2023 (the “Comment Letter”), relating to the above-referenced Form 10-K for the year ended December 31, 2022 filed with the Commission on March 31, 2023 (the “Form 10-K”).

For ease of reference, we have set forth below the Staff’s comment in bold prior to our response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K.

Form 10-K for the Year Ended December 31, 2022

General

1.	We note disclosure in your Form 14A filed on June 23, 2023 indicating that your sponsor is controlled by a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding risk factor disclosure in future periodic reports and include an example of your intended disclosure in your response.

Response: In response to the Staff’s comments, in future periodic reports beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2023, the Company will include risk factor disclosure that the Company’s sponsor is controlled by a non-U.S. person and there are potential risks of the Company’s initial business combination being subject to a review by the Committee on Foreign Investment in the United States.

United States Securities and Exchange Commission

July 24, 2023

Below is an example of the Company’s intended disclosure in future periodic reports. The Company may adjust the disclosure as appropriate in accordance with the then-existing facts and circumstances with respect to any proposed business combination and target of the Company at the relevant time.

The Company’s initial business combination may be delayed or ultimately prohibited since such business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).

Certain investments that involve, directly or indirectly, the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to review and approval by CFIUS. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, expanded the scope of CFIUS’ jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” certain “critical infrastructure” and/or “sensitive personal data.”

If a potential initial business combination falls within CFIUS’ jurisdiction, the parties may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. The Sponsor is a Cayman Islands limited liability company whose sole member is Chenghe Group Limited, a British Virgin Islands incorporated company controlled by Richard Qi Li, our chairman of the board. Mr. Li is a foreign person under the CFIUS regulations. Except as disclosed herein, the Sponsor has no other substantial ties with a non-U.S. person. While neither Chenghe nor Taiwan Color Optics, Inc., with which Chenghe entered into a business combination agreement on July 21, 2023, believe that the proposed business combination of the companies would be subject to the jurisdiction of CFIUS because, post-closing, neither Chenghe nor its investors will have rights that trigger CFIUS’ jurisdiction (under 31 C.F.R. 800.208, 201), if CFIUS decides to make an inquiry regarding the business combination and determines that it has jurisdiction over the business combination, CFIUS may decide to block or delay the business combination, impose conditions to mitigate national security concerns with respect to such business combination or order it to divest all or a portion of a U.S. business of the combined company if it had proceeded without first obtaining CFIUS clearance. The likelihood of a CFIUS inquiry concerning a potential business combination transaction generally tends to be higher if one or more “control” persons of a sponsor is from Hong Kong or mainland China, as is the case with us; Mr. Li is a permanent resident of Hong Kong.

United States Securities and Exchange Commission

July 24, 2023

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because the Company has only a limited time to complete its initial business combination, its failure to obtain any required approvals within the requisite time period may require it to liquidate. If the Company liquidates, its public shareholders may only receive the redemption value per share, and its warrants will expire worthless. This will also cause investors to lose any potential investment opportunity in a target company and the chance of realizing future gains on the Company’s shareholders’ investment through any price appreciation in the combined company.

* * *

United States Securities and Exchange Commission

July 24, 2023

Please do not hesitate to contact Joel Rubinstein at (+1) 212-819-7642 of our New York office or via email at joel.rubinstein@whitecase.com; and Jessica Zhou at (+852) 2822-8725 of our Hong Kong office or via email at jessica.zhou@whitecase.com with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case
White & Case

cc:            Shibin Wang, Chenghe Acquisition Co.

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